UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-32667

Sprott Resource Lending Corp.
(Translation of registrant's name into English)

Royal Bank Plaza, South Tower
200 Bay Street
Suite 2750, P.O. Box 90
Toronto, Ontario M5J 2J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

SUBMITTED HEREWITH

Exhibits

99.1	Interim Consolidated Financial Statements June 30, 2012

99.2	Management's Discussion and Analysis

99.3	Certification of Interim Filing - CEO

99.4	Certification of Interim Filing - CFO

99.5	News Release dated August 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Resource Lending Corp.
(Registrant)

Date: August 14, 2012	By:	/s/ Sarah-Jane Martin
	Name:	Sarah-Jane Martin
	Title:	Corporate Secretary